Exhibit 99.1

VIA SEDAR

May 14, 2010

To the securities regulatory authorities
of each of the Provinces of Canada

Dear Sirs/Mesdames:

RE:	Æterna Zentaris Inc.
Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the annual meeting of shareholders of Æterna Zentaris Inc. (the “Corporation”) held on May 13, 2010 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, we hereby advise you of the following voting results obtained at the Meeting:

Item Voted Upon	Voting Result

1. Election of Directors:	• The nominees proposed by management were elected by a majority of shareholders on a show of hands.

2. Appointment of PricewaterhouseCoopers LLP as the Corporation’s auditors:	• PricewaterhouseCoopers LLP were appointed as the Corporation’s auditors and the directors were authorized to determine their remuneration by a majority of shareholders on a show of hands.

3. An ordinary resolution to approve the renewal of the Corporation’s Stock Option Plan:	• The resolution described at item 3 hereof authorizing the renewal of the Corporation’s Stock Option Plan was approved by 75.37% of the Corporation’s shareholders on a vote by way of ballot.

4. A special resolution to approve the filing of articles of amendment to effect a share consolidation

•                  The resolution described at item 4 hereof authorizing the filing of articles of amendment to effect a share consolidation was approved by 96.85% of the Corporation’s shareholders on a vote by way of ballot.

5. An ordinary resolution to approve, ratify and confirm the Corporation’s new Shareholder Rights Plan:

•                  The resolution described at item 5 hereof approving, ratifying and confirming the Corporation’s new Shareholder Rights Plan was approved by 87.09% of the Corporation’s shareholders on a vote by way of ballot.

Trusting the whole is to your satisfaction, we remain,

Yours truly,

/s/Elliot Shapiro

Elliot Shapiro
Corporate Secretary